EXHIBIT A

TWO ROADS SHARED TRUST

CLASS C

 MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended:  October 10, 2014

Fund Name	Distribution Fee Rate	Servicing Fee Rate
Modern Technology Fund (f/k/a Belvedere Alternative Income Fund)	0.75%	0.25%
LJM Preservation and Growth Fund	0.75%	0.25%
Anfield Universal Fixed Income Fund	0.75%	0.25%
Superfund Managed Futures Strategy Fund	0.75%	0.25%
West Shore Real Return Income Fund	0.75%	0.25%
Larkin Point Equity Preservation Fund	0.75%	0.25%
Conductor Global Fund	0.75%	0.25%
Fortunatus Protactical New Opportunity Fund	0.75%	0.25%